                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                                -----------------

                                AMENDMENT NO. 2
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)


                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                -----------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $15,577,772          Amount of Filing Fee: $3,115.55
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of $116,252.03 units of limited partnership interest of the subject partnership for $134 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:   $3,115.55      Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D   Date Filed:  July 1, 1999




                         (Continued on following pages)

CUSIP No.   NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,808.6

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  5.7%


10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,808.6

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  5.7%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  141,421.1

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  36.9%

10.      TYPE OF REPORTING PERSON

                  CO

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 19 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 2 and the Final Amendment to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/3 (the "Partnership"); and (b) Amendment No. 19 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 1994, by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity"), Market Ventures, L.L.C. ("Market Ventures"), and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on April 28, 1997, by Insignia, IPLP, and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on December 31, 1997, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas,
(iv) Amendment No. 4, filed with the Commission on January 30, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on February 9, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on February 13, 1998, by Madison River, IPLP, IPT, and Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on March 2, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on March 24, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia, and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew
L. Farkas, (xi) Amendment No. 11, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiii) Amendment No. 13, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xv) Amendment No. 15, filed with the Commission on October 26, 1998, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xvi) Amendment No. 16, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Madison River, AIMCO OP, AIMCO-GP, and AIMCO, (xvii) Amendment No. 17, filed with the Commission on May 27, 1999, by Cooper River, Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO and (xviii) Amendment No. 18, filed with the Commission on July 1, 1999, by Cooper River, Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At 5:00 p.m., New York time, on Friday, July 30, 1999, the offer expired pursuant to its terms. A total of 15,446.6 Units, representing approximately 4.0% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $134 per Unit.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1999
                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President

                                        MADISON RIVER PROPERTIES, L.L.C.

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By:  AIMCO/IPT, INC.
                                             (General Partner)

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/  Patrick J. Foye
                                            -----------------------------------
                                             Executive Vice President